APPENDIX A
Series of Rochdale Investment Trust Covered by this Agreement

Fund	Operating Expense Limit	Commencement Date

Rochdale Large Growth Portfolio	1.50%	December 28, 1999
Rochdale Large Value Portfolio	1.50%	December 28, 1999
Rochdale Mid/Small Growth Portfolio	1.60%	December 28, 1999
Rochdale Mid/Small Value Portfolio	1.60%	December 28, 1999
Rochdale Dividend & Income Portfolio	1.60%	July 8, 1999
Rochdale Intermediate Fixed Income Portfolio	1.15%	December 28, 1999
Rochdale Fixed Income Opportunities Portfolio	1.50%	June 24, 2009
Rochdale Emerging Markets Portfolio	2.25%	March 22, 2011

Dated July 9, 1999, as amended December 28, 1999, June 18, 2003, September 22, 2004 December 10, 2008, June 24, 2009 and March 22, 2011.